HDFC Bank Ltd.
HDFC Bank House,
Senapati Bapat Marg,
Lower Parel, Mumbai 400 013.
Tel. : 5652 1000

April 15, 2006

HDFC Bank Limited
Form 20-F for the fiscal year ended March 31, 2005
File No. 1-15216

Dear Ms. Sweeney:

On behalf of HDFC Bank Limited (“HDFC” or the “Bank”), set forth below is HDFC’s response to the comment on the annual report on Form 20-F filed by HDFC on September 30, 2005, contained in the letter of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) dated April 13, 2006.

For the convenience of the Staff, the Staff’s comment is reproduced below in its entirety in bold and is followed by the response of HDFC.

1. We have reviewed your response to comment one of our letter dated March 10, 2006. Please confirm to us that in future filings you will separately quantify cash flows related to loan purchases on your Statements of Cash Flows. Refer to paragraph 21 of SFAS 104.

We confirm that in future filings we will separately quantify cash flows related to loan purchases on our Statements of Cash Flows, to the extent they are material for the reporting period concerned.

Should you have questions or require assistance concerning this matter, please contact the undersigned at +91 22 5652 1421 or Timothy G. Massad, the Bank’s United States counsel at Cravath, Swaine & Moore LLP, at (212) 474-1154.

Very truly yours, /s/ Sashi Jagdishan
Sashi Jagdishan
Vice President - Finance

Joyce Sweeney
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Copy to:

Sharon M. Blume
Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Timothy G. Massad, Esq.
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, NY 10019